February 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	Foresight Acquisition Corp.

Registration Statement on Form S-1

File No. 333-251978

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Cowen and Company, LLC, as representative of the several underwriters, hereby join Foresight Acquisition Corp. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-251978) (the “Registration Statement”) to become effective on Tuesday, February 9, 2021, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representative of the several underwriters, has complied and will continue to comply, and has been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Christopher Weekes
Name: Christopher Weekes
Title: Managing Director

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